Sub-Advisory Contract Review


The Interim Sub-Advisory Agreement and Sub-Advisory Agreement, collectively the Sub-Advisory Agreements between Esposito and the Trust on behalf of each of the above-named Funds were approved by the Board, including all of the Trustees who are not parties to such agreement or interested persons of any such party, on June 24, 2008. The Board, including a majority of the independent trustees, determined that approval of the Sub-Advisory Agreements were in the best interests of each Fund. The Board, including the independent trustees, did not identify any single factor or group of factors as all important or controlling and considered all factors together. In evaluating whether to approve the Sub-Advisory Agreements for each Fund, the Board considered numerous factors, as described below.

Board Considerations
The Board discussed the materials provided to them prior to the meeting and reviewed the nature, quality and scope of the services provided to each Fund by Esposito. The Board also considered the fees charged under the Original Sub-Advisory Agreement and Interim Sub-Advisory Agreement and proposed to be charged under the Successor Sub-Advisory Agreement, and reviewed the comparative fee data previously provided to the Advisor. They also considered the information provided by Esposito regarding Espositos financial performance and profitability. The Board reviewed reports from third parties and Esposito about the foregoing factors. In considering the approval of the Successor Sub-Advisory Agreement for each Fund, the Board members gave particular consideration to the following factors:

Nature, Extent and Quality of Services
The Board of each Fund reviewed and considered the nature and extent of the sub-advisory services previously provided by BNYIA to the Funds under the Original Sub-Advisory Agreement, the sub-advisory services proposed to be provided by Esposito to the Funds under the Interim Sub-Advisory Agreement and under the Successor Sub-Advisory Agreement, including financial information regarding Esposito and its affiliates, information describing Espositos current organization and the background and experience of the persons who would be responsible for the day-to-day management of the Funds. The Board noted that while Esposito was a newly-registered investment advisor and that the Funds would be the first ETFs for which Esposito would serve as a sub-advisor, the personnel at Esposito (in their capacities as employees of Esposito Securities, a registered broker-dealer affiliated with Esposito), had extensive experience in the construction of creation and redemption of baskets for various ETFs. The Board also reviewed and considered the qualifications of the portfolio manager and other key personnel of Esposito who provide the investment sub-advisory services to each Fund. The Board determined that Esposito s portfolio manager and key personnel are qualified by education and/or training and experience to perform the services in an efficient and professional manner. The Board noted that while Esposito was a newly-registered investment advisor, Esposito was sufficiently capitalized and had sufficient resources to provide the sub-advisory services to the Funds. The Board concluded that the overall quality of the sub-advisory services was satisfactory.

Performance Relative to Comparable Funds Managed by
Other Advisors
The Board determined that, given that Esposito would be a new sub-advisor for the Funds and that BNYIA had terminated its relationship with the Funds, the Funds prior performance was not applicable to the Boards consideration of Esposito.

Fees and Expenses Relative to Comparable Funds
Managed by Other Advisors
The Board reviewed the proposed sub-advisory fees to be paid to Esposito by the Advisor under the Successor
Sub-Advisory Agreement. The Board also reviewed a report prepared by the Advisor comparing the fees proposed by other potential sub-advisors considered by the Advisor.
The Board noted that the fees payable to Esposito were lower than or comparable to the fees payable to the other potential sub-advisors considered by the Advisor or the sub-advisory fees currently charged by BNYIA for sub-advising other ETFs. The Board concluded that the proposed fees payable to Esposito were reasonable and satisfactory in light of the services to be provided.

Breakpoints and Economies of Scale
The Board reviewed the structure of each Fund s fee schedule under the Interim Sub-Advisory Agreement and the Successor Sub-Advisory Agreement. The Board noted that the Successor Sub-Advisory Agreement, unlike the Original Sub-Advisory Agreement and Interim
Sub-Advisory Agreement, contained breakpoints at $100 million and $200 million. The Board also determined that, given the relative size of each Fund, economies of scale were not a factor that needed to be considered at this time.

Profitability of Advisor and Affiliates
With respect to the costs of services to be provided and profits to be realized by the Sub-Advisor, the Board considered the resources involved in managing each Fund as well as the financial information provided by Esposito.
The Board noted that it was anticipated that Esposito Securities, an affiliate of Esposito, would likely handle a substantial portion of each Fund s brokerage transactions.
The Board reviewed information provided by Esposito and the Advisor as to the anticipated brokerage commissions to be charged to the Funds by Esposito Securities, as well as
(a) the brokerage commissions previously paid by each Fund and (b) the brokerage commissions charged by Esposito Securities to other ETFs, and determined that the commissions proposed to be charged to the Funds by Esposito Securities were less than or equal to the brokerage commissions previously paid by each Fund and the brokerage commissions charged by Esposito Securities to other ETFs. Based on their review of the information they received, the Board concluded that the profits likely to be earned by Esposito and its affiliates were not excessive in light of the sub-advisory and other services provided to each Fund.

General Conclusion
After considering and weighing all of the above factors, the Board of the Trust concluded it would be in the best interest of each Fund and its shareholders to approve the Successor Sub-Advisory Agreement.